 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Love, L. Ross (Last) (First) (Middle) 1821 Summit Road (Street) Cincinnati, OH 45237 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Radio One, Inc. ROIA/ROIAK 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/23/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Class D Common Stock			S		58,191	D	$15.95	500	D
Class D Common Stock								$699,177	I	LRL Trading, LLC
Class D Common Stock								$800,000	I	LRL Investments, LP
Class D Common Stock								$115,439	I	LRC Love Limited Partnership
Class D Common Stock								$28,045	I	Love Family Limited Partnership
Class D Common Stock								$44,479	I	Cheryl H. Love

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares

Explanation of Responses:

The sales reported on this Form 4 were effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on March 21, 2003.

On August 10, 2001: (1) LRL Trading, L.L.C. ("LRL Trading") acquired 2,212,368 shares of Class D Common Stock of Radio One, Inc. (the "Company"), (2) LRC Love Limited Partnership ("LRC Love LP") acquired 170,388 shares of Class D Common Stock, (3) Love Family Limited Partnership ("Love Family LP") acquired 73,023 shares of Class D Common Stock and (4) Cheryl H. Love, the wife of the reporting person, acquired 91,979 shares of Class D Common Stock in connection with the Company's acquisition of Blue Chip Broadcasting, Inc. ("Blue Chip").   On April 16, 2003, the reporting person re-registered 800,000 shares held by LRL Trading in the name of LRL Investments, L.P. ("LRL Investments"). The reporting person, who was an officer, director and shareholder of Blue Chip, has an indirect, controlling interest in LRL Trading, LRL Investments, LRC Love LP and Love Family LP, and accordingly may be deemed to be the beneficial owner of some or all of the shares held by these entities. The reporting person disclaims beneficial ownership of shares held by LRL Trading, LRL Investments, LRC Love LP and Love Family LP except to the extent of his pecuniary interest therein. The reporting person disclaims beneficial ownership of the shares held by Cheryl H. Love and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

By:	Date:
/s/ Linda J. Eckard Vilardo by POA	04/25/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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